SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

BAYTEX ENERGY TRUST

(Translation of registrant’s name into English)

2200, 205 – 5TH AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 2V7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description

99.1	Prospectus Supplement of the registrant, dated August 20, 2009, relating to the offering of Cdn.$150,000,000 of 9.15% Series A Debentures due August 26, 2016.

99.2

Agency Agreement, dated August 20, 2009, by and among Baytex Energy Trust, Baytex Energy Ltd., TD Securities Inc., BNP Paribas (Canada) Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Credit Suisse Securities (Canada), Inc. and Société Générale Valeurs Mobilières Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST (Registrant)

By: Baytex Energy Ltd.

Date: August 21, 2009	By:	(signed) “W. Derek Aylesworth”
W. Derek Aylesworth
Chief Financial Officer